

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

September 20, 2007

Mr. Dennis Alexander
Chairman, Principal Executive Officer and Chief Financial Officer
EGPI Firecreek, Inc.
6564 Smoke Tree Lane
Scottsdale, AZ 85253

>   **Re: EGPI Firecreek, Inc.**
>   **Form 10-KSB for the Fiscal Year Ended December 31, 2006**
>   **Filed April 16, 2007**
>   **File No. 000-32507**

Dear Mr. Alexander:

We have reviewed your Form 10-KSB for the fiscal year ended December 31, 2006, and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended December 31, 2006

Proven reserves, page 24

1.   We note that you disclose the net present value (10%), which does not appear to reconcile with the disclosure of standardized measure of discounted future net cash flows in Note 17 of your consolidated financial statements. Please revise to conform the amounts on page 24 to the reserve amounts disclosed in your consolidated financial statements, or tell us why you believe the current presentation is appropriate.

Management's Discussion and Analysis or Plan of Operation, page 33

2.   We note on page 1 that the Firecreek operations were restructured in 2006. Please expand your MD&A to describe the restructuring and explain the impact of the restructuring on your results of operations, cash flows and financial position.

Liquidity and Capital Resources, page 36

3.   We note on page F-12 that you were in default of Notes 1 and 2 of your equity credit line notes payable and appear to be in default of Notes 4 and 5, which were due in April 2006 and June 2006, respectively. To the extent that you have breached, or that it is reasonably possible that you will breach, the restrictive covenants of your equity credit line, please expand your discussion of liquidity and capital resources with your management's discussion and analysis to describe the following:
    *   steps that you are taking to avoid the breach;
    *   steps that you intend to take to cure, obtain a waiver of, or otherwise avoid the breach;
    *   the impact or reasonably like impact of the breach on financial condition or operating performance;
    *   alternate sources of funding to pay any resulting obligations or replace funding; and
    *   the impact of the restrictive covenants on your ability to undertake additional debt or equity financing.

Management's Report on Internal Control Over Financial Reporting, page F-2

4.   Do not present your report on internal control over financial reporting on the letterhead of your independent registered public accounting firm.

5.   Provide a statement that the registered public accounting firm that audited the financial statements included in the annual report containing the disclosure required by Item 308 of Regulation S-B has issued an attestation report on your internal control over financial reporting. Refer to Item 308(a)(4) for additional guidance.

Report of Independent Registered Public Accounting Firm, page F-3

6.   We note in the first paragraph of your auditor's report that the auditor has responsibility to express an opinion on the effectiveness of your internal control over financial reporting based on its audit. However, we were unable to locate such an opinion in the report. Please have your auditor revise the report to opine on the effectiveness of your internal control over financial reporting.

7.   We note in the sixth paragraph of your auditor's report that your auditor expressed an unqualified opinion on your 2006 and 2005 financial statements. Please include the opinion on your consolidated financial statements in your annual report on Form 10-KSB.

8.   We note that the report of your independent registered public accounting firm is not signed. Please have the auditor review and revise as needed.

Consolidated balance sheets, page F-4

9.   We note that the carrying value of your oil and gas properties is reported under a single line item on your balance sheet. Please provide more detailed disclosure regarding the capitalized amounts in the notes to your financial statements. See SFAS 19, par. 11 and the AICPA Guide to Audits of Entities With Oil and Gas Producing Activities.

Consolidated statements of cash flows, page F-6

10.   Please revise to begin your statements of cash flows with your Net loss, as opposed to your Net loss from continuing operations. See paragraph 28 of SFAS 95.

11.   Revise to provide the disclosures required by paragraph 32 of SFAS 95. In this regard, we note that the shares issued to pay the equity line are not reflected in the statement of cash flows.

Note 1. Organization of the Company and Significant Accounting Principles, page F-8

12.   Please expand your revenue recognition policy footnote to disclose how you recognize revenue. See SAB Topic 13.B.

13.   Please expand your policy disclosures regarding the accounting for your costs
        incurred related to oil and gas activities to more fully describe how you apply the
        successful efforts method under SFAS 19. Refer to the AICPA Guide to Audits
        of Entities With Oil and Gas Producing Activities for additional guidance.

Note 15. Related Party Transactions, page F-14

14.   We note that you recorded an extraordinary gain on the extinguishment of debt to
        a former shareholder after the expiration of the statute of limitations. Please tell
        us how you have met the requirements of SFAS 140 in determining that you
        could extinguish the debt. In addition, tell us why you have classified the
        extinguishment as an extraordinary gain. In your response, explain how you
        considered the guidance in paragraph 6.a. of FAS 145.

Note 12. Issuance of Convertible Debentures, page F-13

15.   We note that the convertible debentures issued in 2006 are convertible into
        common stock at 75% of the lowest bid price of the common stock for the fifteen
        days preceding conversion.   Please tell us how you accounted for the debt
        conversion feature associated with these debentures. While conventional
        convertible debt typically qualifies for the scope exception in paragraph 11(a) of
        SFAS 133, the notes are convertible into a variable number of shares. Thus, the
        notes do not appear to be conventionally convertible and do not appear to qualify
        for the scope exception from the provisions of SFAS 133. As such, it appears the
        debt conversion feature should be bifurcated from the host contract (the notes)
        and accounted for as a derivative at fair value, with changes in fair value recorded
        in earnings. For additional guidance, refer to section II.B.2. of our *Current
        Accounting and Disclosure Issues in the Division of Corporation Finance*, which
        may be found at http://www.sec.gov/divisions/corpfin/cfacctdisclosureissues.pdf.

Note 14. Commitments and Contingencies, page F-14

16.   We note that the noteholder has not elected to enforce any of the provisions of the
        default. Please tell us whether you have received a waiver from the noteholder.

Note 17. Supplemental Information on Natural Gas Operations, page F-15

17.   Please provide the disclosures set forth in Illustrations 2 and 5 of SFAS 69 to the
        extent applicable. Refer to paragraphs 21 to 23 and 30 to 34 and in SFAS 69 for
        additional guidance.

18.   We note that you hold a 50% working interest in the Ten Mile Draw Field.
       Please clarify whether the amounts reported within Note 17 represent your 50%
       working interest or the entire interest. Note that SFAS 69 requires that the
       disclosure should not include reserves relating to interests of others.

Controls and Procedures, page 37

19.   Please revise your disclosure regarding changes in your internal controls to
       disclose any change in your internal control over financial reporting that has
       materially affected, or is reasonably likely to materially affect, your internal
       control over financial reporting. Refer to Item 308(c) of Regulation S-B for
       additional guidance.

Option Issuances, page 49

20.   We note on page 50 that you have outstanding at least 8 million options as of
       December 31, 2006. Please address the following:
       • Disclose your accounting policy describing how you account for share based
         compensation;
       • Provide the disclosures set forth in paragraphs 64, 65, A240 and A241of
         SFAS 123(R) to the extent applicable; and
       • Explain to us in detail how you accounted for the option issuances in your
         consolidated financial statements.

Exhibits 31.2 and 32.2

21.   Please remove the title of the officer in the first line. See Item 601(b)(31) of
       Regulation S-B.

Engineering Comment

Notes to the Consolidated Financial Statements, page F-8

Supplemental Information on Natural Gas Operations, page F-15

22.   We note your proved reserve disclosure. Please submit to us the petroleum
       engineering reports – in hard copy and electronic spreadsheet format - you used
       as the basis for your 2006 proved reserve disclosures. The reports should include:

       • One-line recaps for each property/well sorted by field within each proved
         reserve category including the date of first booking and the estimated date of
         first production for your proved undeveloped properties;

- Total company summary income forecast schedules for each proved reserve category with proved developed segregated into producing and non-producing properties;

- Individual income forecasts for each property/well as well as the AFE for each of the PUD locations;

- Engineering exhibits (e.g. maps, rate/time plots, volumetric calculations) for each of the two largest properties in the proved developed and proved undeveloped category. Please include base maps for each field that identify existing well and PUD locations as well as producing status. You may contact us for assistance in this or any other matter.

Please direct these engineering items to:
U.S. Securities and Exchange Commission
100 F Street NE
Washington, DC 20549-7010
Attn: Ronald M. Winfrey

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ryan Milne at (202) 551-3688 or Kimberly Calder at (202) 551-3701, if you have questions regarding comments on the financial statements and related matters. You may contact Ronald Winfrey, Petroleum Engineer, at (202) 551-3704 with questions about engineering comments. Please contact me at (202) 551-3489 with any other questions.

Sincerely,

Brad Skinner
Senior Assistant Chief Accountant